Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and their related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our annual report on Form 20-F for the fiscal year ended December 31, 2024, particularly under the caption “Item 3. Key Information—D. Risk Factors.”

Overview

Sunrise New Energy Co., Ltd. (the “Company”), through Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or the “VIE”), started operating as a consulting company providing enterprise services to small and medium-sized enterprises in the Peoples’ Republic of China (“PRC”) in December 2014, and launched its knowledge sharing and enterprise service platform in May 2016.

Beginning in fiscal year 2022, the Company commenced the transition of its core business from knowledge sharing and enterprise services to sales of graphite anode material products. In April 2022, the Company entered into the graphite anode material manufacturing and sales business through a joint venture, Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”), of which the Company currently owns 39.35% through Zhuhai (Zibo) Investment Co., Ltd., the Company’s wholly owned subsidiary.

Results of Operations

The following table summarizes the results of the Company’s operations for the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the six months ended June 30,
	2025	2024

REVENUE, NET
Products	$27,907,475	$21,561,285
Services	59,606	721,886
Total revenues	27,967,081	22,283,171

COSTS OF REVENUES
Products	24,262,266	21,984,752
Services	6,078	281,030
Total cost of revenues	24,268,344	22,265,782

GROSS PROFIT	3,698,737	17,389

OPERATING EXPENSES
Selling expenses	495,385	361,679
General and administrative expenses	3,116,148	4,212,561
Research and development expenses	754,331	847,852
Total operating expenses	4,365,864	5,422,092

LOSS FROM OPERATIONS	(667,127)	(5,404,703)

OTHER INCOME (EXPENSES)
Investment income	47,467	84,295
Interest expense	(2,217,089)	(918,199)
Other (expense) income, net	(3,258)	217,635
Total other expenses, net	(2,172,880)	(616,269)

LOSS BEFORE INCOME TAXES	(2,840,007)	(6,020,972)

Income taxes provision	139	19,263

NET LOSS	(2,840,146)	(6,040,235)
Less: net loss attributable to non-controlling interests	(1,583,086)	(1,588,773)
NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(1,257,060)	$(4,451,462)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	473,452	(949,445)
TOTAL COMPREHENSIVE LOSS	(2,366,694)	(6,989,680)
Less: comprehensive loss attributable to non-controlling interest	(1,326,322)	(1,966,673)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(1,040,372)	$(5,023,007)

LOSS PER SHARE
Basic and diluted - Class A ordinary shares and Class B ordinary shares	$(0.05)	$(0.21)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A ordinary shares and Class B ordinary shares	26,986,950	26,141,350

Revenues, net

Revenues for the six months ended June 30, 2025 and 2024 were derived from the following sources:

	For the six months ended June 30,				Change
	2025	%	2024	%	Amount	%
Graphite anode material business	$27,907,475	99.79%	$21,561,285	96.76%	$6,346,190	29.43%
Knowledge sharing and enterprise business	59,606	0.21%	721,886	3.24%	(662,280)	(91.74)%
Revenues, net	$27,967,081	100.00%	$22,283,171	100.00%	$5,683,910	25.51%

Revenue increased by $5,683,910, or 25.51%, fro 024, to $27,967,081 for the six months ended June 30, 2025. Revenue from graphite anode material sales business accounted for 99.79% and 96.76% of the Company’s net revenue for the six months ended June 30, 2025 and 2024, respectively. Revenues from knowledge sharing and enterprise business accounted for 0.21% and 3.24% of the Company’s net revenue for the six months ended June 30, 2025 and 2024, respectively.

Revenue from graphite anode material sales

The Company’s products include various artificial graphite anode material products. Artificial graphite is made of petroleum coke, needle coke and pitch coke as the main material, and formed after crushing, shaping, granulation, and graphitization. The Company markets its graphite anode products through a direct sales channel, through its sales department consists of five experienced employees, who report directly to the Company’s chief executive officer. The Company’s customers were manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics.

For the six months ended June 30, 2025, the Company had supplied 15,393 tons of products to 34 customers, as compared to 10,304 tons to 23 customers for the six months ended June 30, 2024. The average selling price of the graphite anode materials decreased by $280 per ton, or 13.36% from $2,093 per ton for the six months ended June 30, 2024, to $1,813 per ton for the six months ended June 30, 2025.

Revenue from knowledge sharing and enterprise business

Revenue from knowledge sharing and enterprise business decreased by $662,280, or 91.74%, from $721,886 for the six months ended June 30, 2024, to $59,606 for the six months ended June 30, 2025.

The revenue decrease was due to the decrease in the revenue of consulting services. Revenue from consulting services decreased by $665,552, or 100%, from $665,552 for the six months ended June 30, 2024, to nil for the six months ended June 30, 2025, primarily due to the decreased demand for such services.

Costs of revenue

The following table sets forth the breakdown of the cost of revenue for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,				Change
	2025	%	2024	%	Amount	%

Cost of goods sold	$24,262,266	99.97%	$21,984,752	98.74%	$2,277,514	10.36%
Service costs	6,078	0.03%	281,030	1.26%	(274,952)	(97.84)%
Total costs of revenues	$24,268,344	100.00%	$22,265,782	100.00%	$2,002,562	8.99%

Cost of goods sold

The cost of goods sold increased by $2,002,562, or 8.99%, from $22,265,782 for the six months ended June 30, 2024, to $24,268,344 for the six months ended June 30, 2025. The increase of the cost of goods sold was mainly due to the increased sale of the graphite anode materials. The average cost per ton of graphite anode materials decreased by $281 per ton, or 15.14%, from $1,857 per ton for the six months ended June 30, 2024 to $1,576 per ton for the six months ended June 30, 2025. Moreover, the impairment of inventory decreased by $2,845,727, or 100%, from $2,845,727 for the six months ended June 30, 2024, to nil for the six months ended June 30, 2025. There was no indicator of impairment on inventories as of June 30, 2025, as Sunrise Guizhou fully utilized its in-house manufacturing capacity, rather than outsourcing from third party graphitization contractors.

Service costs

The service costs for knowledge sharing and enterprise business primarily included (1) labor costs; (2) depreciation; and (3) professional and consulting fees paid to third parties for their consulting services. Service costs decreased by $274,952, or 97.84%, for the six months ended June 30, 2025 compared to the same period in 2024, mainly due to the decrease in staff and associated expenditure.

Gross profit

The following table sets forth the breakdown of the gross profit for the years ended June 30, 2025 and 2024:

	For the six months ended June 30,				Change
	2025	%	2024	%	Amount	%
Graphite anode material business	$3,645,209	98.55%	$(423,467)	(2,435.26)%	$4,068,676	(960.80)%
Knowledge sharing and enterprise business	53,528	1.45%	440,856	2,535.26%	(387,328)	(87.86)%
Total gross profit	$3,698,737	100.00%	$17,389	100.00%	$3,681,348	21,170.56%

As a result of the foregoing, we reported a gross profit increase of $3,681,348, or 21,171%, from $17,389 for the six months ended June 30, 2024 to $3,698,737 for the six months ended June 30, 2025. The increase in gross profit was mainly due to a reduction in the cost of graphitization, a key step in the production of the Company’s products. This reduction primarily resulted from the Company’s utilization of its in-house graphitization facilities for the six months ended June 30, 2025, while the graphitization process was outsourced for the six months ended June 30, 2024. Additionally, a $2,845,727 impairment of inventory of graphite anode materials was recorded, due to decreased sales prices for the six months ended June 30, 2024. The increase in gross profit of graphite anode material business was partially offset by a decreased gross profit of $387,328 from the knowledge sharing and enterprise business.

Operating expenses

The following table sets forth the breakdown of the operating expenses for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,				Change
	2025	%	2024	%	Amount	%
Selling expenses	$495,385	11.35%	$361,679	6.67%	$133,706	36.97%
General and administrative expenses	3,116,148	71.37%	4,212,561	77.69%	(1,096,413)	(26.03)%
Research and development expenses	754,331	17.28%	847,852	15.64%	(93,521)	(11.03)%
Total costs and operating expenses	$4,365,864	100.00%	$5,422,092	100.00%	$(1,056,228)	(19.48)%

Selling expenses

The selling expenses increased by $133,706 or 36.97%, from $361,679 for the six months ended June 30, 2024, to $495,385 for the six months ended June 30, 2025. The increase was primarily due to the expansion of the Company’s graphite anode material business.

General and administrative expenses

The general and administrative expenses decreased by $1,096,413, or 26.03%, from $4,212,561 for the six months ended June 30, 2024 to $3,116,148 for the six months ended June 30, 2025. Such decrease was primarily due to (1) a decrease in service fees of $651,353, which was mainly due to the contraction of the knowledge sharing and enterprise service business for the six months ended June 30, 2025, and (2) a decrease in share-based compensation of $364,303, as more share-based compensation expenses were recorded in the earlier vesting periods in a cliff vesting schedule in 2025.

Research and development expenses

Research and development expenses increased by $93,521, or 11.03%, from $847,852 for the six months ended June 30, 2024 to $754,331 for the six months ended June 30, 2025. Research and development expenses were mainly associated with the research and development activities of graphite anode material business, including technology service and purchasing laboratory chemicals. The increase was primarily due to (1) a decrease in material fees of $168,876 for less material consumed in research and development activities, and (2) an increase in salary and welfare of $56,250 for research and development personnels.

Other expenses, net

The total net other expenses were $2,172,880 for the six months ended June 30, 2025. Such expenses primarily consisted of interest expenses of $2,217,089 and other expenses of $3,258, which were partially offset by investment income of $47,467. Interest expenses of $2,217,089 were mainly attributable to various debt financings related to the graphite anode material sales business. Investment income of $47,467 was attributed to the equity pickup from an equity method investment. Other expenses of $3,258 mainly represented $185,585 from sales of waste materials, offset by fine and late payment fee amounted to $142,607 and $42,808 for social security tax and land use right and property tax, respectively.

Income taxes provision

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to 2,000,000 Hong Kong dollars, and 16.5% on any part of assessable profits over 2,000,000 Hong Kong dollars. However, the Company’s Hong Kong subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2025 and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The Company’s subsidiaries, the VIE, and the VIE’s subsidiaries are incorporated in Mainland China, and are subject to the Mainland China Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. Sunrise Guizhou is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026, to the extent it has taxable income under the EIT Laws.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended June 30, 2025 and 2024, some of the Company’s PRC subsidiaries or the VIE’s subsidiaries are qualified as small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Net loss

As a result of the foregoing, the Company reported a net loss of $2,840,146 for the six months ended June 30, 2025, compared to a net loss of $6,040,235 for the six months ended June 30, 2024.

Net loss attributable to ordinary shareholders

Net loss attributable to shareholders was $1,257,060 for the six months ended June 30, 2025, compared to $4,451,462 for the six months ended June 30, 2024.

Liquidity and Capital Resources

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company incurred $2,840,146 net loss for the six months ended June 30, 2025. Net cash used in operating activities was $19,876,814 for the six months ended June 30, 2025. The working capital deficit was $18,698,359 as of June 30, 2025.

As of June 30, 2025, Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”) didn’t comply with the financial covenants as required by a short-term loan agreement in the principal amount of $977,162 with Industrial Bank Co., Ltd. (“Industrial Bank”). The term of the loan was from August 29, 2024 to August 28, 2025. The financial covenants of the loan agreement required GIOP BJ to maintain: (1) current assets of not less than RMB25,000,000; (2) net assets of not less than RMB8,000,000; (3) an asset liability ratio of not more than 80%; and (4) a current ratio of not less than 100%. As of June 30, 2025, GIOP did not meet the above requirements; however, Industrial Bank had not declared the agreement in default as a result of the breach of the financial covenants. GIOP BJ fully repaid the loan in August 2025.

In addition, as of June 30, 2025, Sunrise Guizhou didn’t comply with the financial covenants as required by three long-term loan agreements in an aggregate amount of $67,544,444 with China Construction Bank (“CCB”) Qianxinan Branch. The financial covenants of the long-term loan agreements required Sunrise Guizhou to maintain an asset liability ratio of not more than 70% and continuous profitability during the loan periods pursuant to certain conditions designated in the loan agreements. Sunrise Guizhou obtained a written consent for the waiver of the financial covenants on September 30, 2024 and December 8, 2025, respectively. CCB had not declared the agreement in default as a result of the breach of the financial covenants.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and control cost and expenses. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. The Company intends to finance its future working capital needs and capital expenditures through financing activities to cover cash shortfalls and negative operating cash flows. The Company expects to continue raising capital through debt or equity issuances to support its working capital needs.

As of June 30, 2025, the Company had cash, cash equivalents, and restricted cash of $27,408,386. The management believes that it will be able to continue to borrow from banks, based on past experiences and the Company’s credit history when necessary.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operations, debt financing, and financial support from its principal shareholder. In order to fully implement its business plans and sustain continued growth, the Company may also seek equity financing from outside investors when necessary.

The Company makes no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its consolidated financial statements.

The unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

If the Company experiences an adverse operating environment or incurs unanticipated capital expenditure requirements, or if the Company accelerates its growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilutions to the existing shareholders.

Substantially all of the Company’s operations are conducted in the PRC and all of the revenues and the vast majority of expenses, cash and cash equivalents are denominated in RMB. As of June 30, 2025, 99.72% of cash, cash equivalents, and restricted cash were held in Mainland China, and held by the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries and denominated in RMB, while 0.28% of cash, cash equivalents, and restricted cash were held in Hong Kong by the Company and its Hong Kong subsidiaries in U.S. dollars. Although the Company consolidates the results of the VIE and its subsidiaries, the Company only has access to the assets or earnings of the VIE and its subsidiaries through the contractual arrangements with the VIE and its shareholders. See our annual report on Form 20-F for the fiscal year ended December 31, 2024, particularly under the caption “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure—Contractual Arrangements among GIOP BJ, the VIE and Its Shareholders.”

A majority of the future revenue is likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, RMB may be converted into foreign exchange for current account items, including profit distributions and interest payments, and trade-and service-related foreign exchange transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain routine procedural requirements are fulfilled. Therefore, the Company’s PRC subsidiaries or the VIE’s subsidiaries are allowed to pay dividends in foreign currencies to the Company without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

As of June 30, 2025, the outstanding balances of cash, cash equivalents, and restricted cash in each jurisdiction were as follows:

	Cash and cash equivalents	Restricted cash	Total
PRC	$19,844,808	$7,486,988	$27,331,796
Hong Kong	76,551	-	76,551
Cayman Islands	39	-	39
Total	$19,921,398	$7,486,988	$27,408,386

Cash Flows

The following table sets forth a summary of cash flows for the periods indicated:

	For the six months ended June 30,
	2025	2024
Net cash used in operating activities	$(19,876,814)	$(6,949,921)
Net cash (used in) provided by investing activities	(9,332,652)	2,045,759
Net cash provided by financing activities	46,864,692	18,067,381
Effect of foreign exchange rate on cash, cash equivalents and restricted cash	143,018	(166,046)
Net increase in cash, cash equivalents and restricted cash	$17,798,244	$12,997,173

Operating Activities

Net cash used in operating activities amounted to $19,876,814 for the six months ended June 30, 2025. It was primarily due to the following: a) a net loss of $2,840,146, adjusted by depreciation and amortization of $2,600,280, share-based compensation of $245,176, interest expenses of $369,071, and amortization of finance lease right-of-use asset of $308,661; b) an increase in accounts receivable of $6,227,109 and an increase in notes receivable of $1,145,232 due to expansion of the Company’s graphite anode material business with a customary credit term for six months; and c) a deferred revenue of $894,206 due to advanced payment from the customers, requested by the Company to mitigate credit risks for some small and new customers, offset by inventories of $12,217,689, accounts payable of $10,081,366, notes payable of $2,732,916, and prepaid expenses and other current assets of $3,181,116 for purchasing graphite raw materials, resulted from the Company’s utilization of its in-house graphitization facilities and reduction in outsourced graphitization.

Investing Activities

Net cash used in investing activities amounted to $9,332,652 for the six months ended June 30, 2025. It was primarily due to: a) payment on plants, property and equipment of $4,998,562 to building and machinery contractors upon satisfaction of payment milestones; and b) the purchase of land use rights of $3,644,682 for a new graphite anode material manufacturing facility in Jieshou City, Anhui Province.

Financing Activities

Net cash provided by financing activities amounted to $46,864,692 for the six months ended June 30, 2025, representing: a) proceeds from short-term and long-term loans of $5,653,145 and $41,364,476, respectively; and b) advanced capital contributions of $6,894,079 for the subscription consideration of 10% of the equity shares of Sunrise Guizhou; partially offset by i) repayments on short-term and long-term loans of $1,654,579 and $346,528, respectively; ii) a repayment on a loan from a related party of $1,957,919 for financing support from Mr. Haiping Hu, the controlling shareholder of the Company, and his affiliated companies; iii) repayments on the debt financing from sale and leaseback contracts of $1,885,360; and iv) repayments on finance lease liabilities of $1,302,622 associated with finance lease contracts for graphite anode material manufacturing facilities.

Trend Information

Other than as disclosed elsewhere in this Current Report on Form 6-K and its exhibits, the Company is not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on net revenues, incomes from operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of June 30, 2025.

Contingencies

The Company may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated.

On March 17, 2025, Beijing Xindaxing Technology Co., Ltd. brought a claim against Sunrise Guizhou in the Daxing’s People’s Court of Beijing City, alleging breach of contract arising from Sunrise Guizhou’s alleged failure to pay financial advisory service fees of RMB2,145,000, approximately $299,430. This case is currently pending. The Company cannot predict the outcome of this legal proceeding.

Other than the aforementioned lawsuits, the Company is also a party to several legal proceedings or claims that the Company believes are immaterial. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Inflation

Inflation does not materially affect the Company’s business or the results of its operations.

Seasonality

The nature of the Company’s business does not appear to be affected by seasonal variations.